Exhibit 99.1

VectivBio Reports Positive Interim Clinical Data from

STARS Nutrition, a Phase 2 Study Investigating Apraglutide in

Short Bowel Syndrome with Intestinal Failure Patients (SBS-IF)

with Colon-In-Continuity (CIC)

•    Treatment with apraglutide resulted in an average 50% reduction in

Parenteral Support (PS) volume at six months

•    80% of patients were clinical responders (defined as a reduction in volume of PS of at least 20%) and achieved at least one day off PS at six months

•    First study to prospectively show evidence of clinical benefit in SBS-IF Patients with

Colon-in-Continuity after treatment with a GLP-2 Agonist

•    CIC patients represent largest unmet need in SBS-IF

BASEL, Switzerland, October 13, 2022 – VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, today announced positive interim data from the company’s ongoing Phase 2 STARS Nutrition study evaluating the safety, pharmacokinetics and efficacy of apraglutide, an investigational new drug that is a next-generation, long-acting synthetic GLP-2 agonist, in adult patients with Short Bowel Syndrome with Intestinal Failure (SBS-IF) and Colon-in-Continuity (CIC). The STARS Nutrition clinical program is the first-ever study prospectively evaluating the clinical benefit of a GLP-2 agonist specifically in a CIC patient population. Patients with CIC anatomy represent over half of the total SBS-IF patient population and are underserved by current treatment options.

As of the cutoff date of October 7, 2022, five of nine patients had completed at least six months of treatment. Interim data showed that six-month treatment with weekly apraglutide resulted in an average 50% reduction in PS volume and a 47% reduction in parenteral energy content. Eighty percent (four/five patients) were clinical responders (defined as a reduction in volume of PS of at least 20%) and achieved at least one day off PS at 6 months. In the nine patients who reached at least three months of treatment, the average PS reduction was 31% after three months of treatment.

“The interim data from the open-label Phase 2 STARS Nutrition study are very encouraging and demonstrate potentially clinically meaningful evidence that apraglutide can improve intestinal absorption and reduce PS dependency in CIC patients,” said Tim Vanuytsel, M.D., Ph.D., gastroenterologist, Co-Chair of the Leuven Intestinal Failure and Transplantation Center and lead investigator. “Patients with CIC anatomy represent the largest group of patients with SBS-IF. They have very complex and burdensome health needs and require routine PS, the intravenous delivery of essential nutrients and fluids, to survive.”

“We are very pleased with the interim clinical data and the potential promise of apraglutide to help improve the lives of patients with SBS-IF and colon-in-continuity who are in desperate need of new, effective medicines,” said Omar Khwaja, M.D., Ph.D., CMO of VectivBio. “These interim data further corroborate our belief in apraglutide as a potentially best-in-class GLP-2 analog for the treatment of SBS-IF addressing an area of high unmet need. We expect to share top-line six-month data for all nine patients in the coming months.”

Initiated in June 2021, STARS Nutrition is a multicenter, open-label Phase 2 metabolic balance study of apraglutide designed to evaluate the effects of once-weekly apraglutide on intestinal absorption and PS requirement in SBS-IF patients with CIC. The study enrolled nine adult patients with a mean age of 46.8 years.

CIC patients represent over 55% of the SBS-IF population and have a preserved colon in continuity with the remnant small intestine. The presence of a functional colon allows CIC patients to absorb sufficient levels of water through oral ingestion and, therefore, require PS primarily for energy and nutrients. Historically, prospective clinical trials evaluating the efficacy of GLP-2 analogs in SBS-IF have not demonstrated a significant benefit in patients with CIC anatomy.

About Apraglutide

Apraglutide is an investigational new drug that is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

About VectivBio AG

VectivBio is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidimias.

Forward Looking Statements

Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the clinical development of apraglutide, as well as interim data and potential upcoming data readouts from VectivBio’s STARS Nutrition clinical trial, and statements regarding VectivBio’s CoMET platform. All of such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to: the impacts of the Russian/Ukrainian war and the ongoing COVID-19 pandemic, including interruptions or other adverse effects on clinical trials and delays in regulatory review; delay in or failure to obtain regulatory approval of VectivBio’s product candidates and successful compliance with FDA and other governmental regulations applicable to product approvals; the risks inherent in drug development and in conducting clinical trials; and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Annual Report for the year ending December 31, 2021 on Form 20-F filed with the Securities and Exchange Commission on April 7, 2022. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

VectivBio Contacts:

Patrick Malloy

VectivBio SVP, Investor Relations and Strategic Communications

Patrick.malloy@vectivbio.com